SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 28, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FISCAL COUNCIL INTERNAL CHARTER

Chapter I – Purpose

Article 1. This Internal Charter governs the operation of the Fiscal Council of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, in compliance with the provisions of the Bylaws, applicable standards and good corporate governance practices.

Chapter II - Composition, Term of Office and Investiture

Article 2. The Fiscal Council will be composed of at least three (3) and at most five (5) members, and an equal number of alternates.

Paragraph 1. The participation of a representative of minority shareholders and his or her respective alternate is ensured, pursuant to Article 240, of Federal Law 6,404/1976.

Paragraph 2. The members of the Fiscal Council will be elected annually by the General Annual Shareholders’ Meeting, with two (2) consecutive re-elections being permitted.

Paragraph 3. The members of the Fiscal Council will be invested in their positions by signing an Instrument of Investiture in the Book of Minutes of the Fiscal Council, which must:

I. be signed within thirty (30) days of the election, under penalty of ineffectiveness, unless justified by the body to which the member has been elected;

II. contain at least one address to receive service of process and subpoenas of administrative and judicial proceedings, related to their management acts. Changes to the address indicated must be made only by written communication, in accordance with the Bylaws; and

III. include an agreement to comply with the Arbitration clause, in accordance with the Novo Mercado Rules, under the terms of the Bylaws.

Paragraph 4. Except as provided for in paragraph 2 of this article or in the event of resignation or dismissal, the term of office of the members of the Fiscal Council will be automatically extended until their respective substitutes take office.

Article 3. The Eligibility and Advisory Committee will verify compliance with the appointment and evaluation process for members of the Fiscal Council, pursuant to Article 10 of Federal Law 13,303/2016.

Chapter III - Vacancy or Absence

Article 4. In case a sitting member leaves the position or is unable to perform his or her duties, the respective alternate will take over.

Article 5. Sitting members must notify the Fiscal Council and the Executive Secretary of any absences in advance and call his or her respective alternate or request the Executive Secretary to call him or her.

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FISCAL COUNCIL INTERNAL CHARTER

FISCAL COUNCIL INTERNAL CHARTER

Chapter IV - Operating Rules

Article 6. The Fiscal Council will meet ordinarily once a month and extraordinarily whenever called by any of its members or by the Executive Board.

Article 7. The meetings of the Fiscal Council will be called to order with a minimum quorum of three (3) members.

Article 8. The Fiscal Council is a forum for debate, whose decisions should be driven by consensus or the expression of the majority. However, members who have a dissenting opinion should record their position, duly substantiated, in the minutes.

Article 9. Until November of each year, the Fiscal Council will prepare the annual work plan for the following year and the respective calendar of ordinary meetings, without prejudice to any others that may be necessary, on an extraordinary basis.

Article 10. The agenda of meetings will be based on the annual work plan.

Sole Paragraph - New items or matters may be included in the agenda on a monthly basis, provided that they are pertinent to the Fiscal Council and are presented in sufficient time to allow prior examination of the documentation.

Article 11. The meetings will preferably take place at the Company's headquarters, but may be held at another location, if necessary.

Article 12. The Fiscal Council may invite employees to attend meetings and provide clarification or information on the matters under consideration.

Paragraph 1. Requests should be addressed to the Executive Secretary in order to allow the measures under the Bylaws.

Paragraph 2. Fiscal Council meetings will be attended by a representative of the Audit Division and a representative of the Accounting Division.

Article 13. The minutes of Fiscal Council meetings will be drawn up in the Book of Minutes of the Fiscal Council.

Chapter V – Compensation

Article 14. The compensation of the members of the Fiscal Council will be fixed by the General Shareholders’ Meeting.

Sole Paragraph. Compensation will be conditioned on attendance of at least one meeting per month.

Article 15. Travel and accommodation expenses necessary for the performance of the members’ duties must be reimbursed.

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FISCAL COUNCIL INTERNAL CHARTER

Chapter VI - Requirements and Prohibitions

Article 16. Only the persons that meet the following requirements may be elected to the Fiscal Council:

I. be an individual;

II. be a Brazilian resident; and

III. have graduated from a university-level program compatible with the performance of their duties and have held a position with management or advisory duties in the government or a position of manager or member of the Fiscal Council of a company for a minimum of three (3) years.

Article 17. In addition to the persons mentioned in the paragraphs of Article 147 of Brazilian Corporation Law, members of management bodies and employees of the Company, its subsidiaries or companies of the same group, as well as the spouses or relatives, up to third degree, of  the members of management bodies of the Company are ineligible for the position of member of the Fiscal Council.

Chapter VII - POWERS

Article 18. It is incumbent upon the Fiscal Council:

I. to oversee, through any of its members, the acts of the management and verify compliance with its legal and statutory duties;

II. to issue an opinion on management’s annual report, including any additional information deemed necessary or useful for the resolution of the general shareholders’ meeting;

III. to issue an opinion on the proposals of the management bodies to be submitted to the general shareholders’ meeting regarding changes in the capital stock, issuance of debentures or subscription warrants, investment plans or capital budgeting, distribution of dividends, conversion, merging, consolidation or spin-off;

IV. to report, through any of its members, any errors, fraud or crimes it discovers to the management bodies and, if it fails to take the necessary measures to protect the Company's interests, to the general shareholders’ meeting, and suggest useful measures to the Company;

V. to call an annual general shareholders’ meeting, if the management bodies postpone calling it for more than one month, and an extraordinary general shareholders’ meeting, whenever there are serious or urgent reasons, including the matters it deems necessary in the agenda of the meetings;

VI. to analyze, at least every quarter, the trial balances and other financial statements prepared periodically by the Company;

VII. to examine the financial statements for the fiscal year and comment on them; and

VIII. to perform its duties during the liquidation of the Company.

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FISCAL COUNCIL INTERNAL CHARTER

Paragraph 1. The opinions and representations of the Fiscal Council, or any of its members, may be presented and read at the general shareholders’ meeting, regardless of publication, even if the matter is not on the agenda;

Paragraph 2. In addition to the powers defined in the caput, the Fiscal Council, in the performance of its duties, may:

a. ask, at the request of any of its members, that the management bodies provide clarification or information related to its oversight duties, and prepare financial or accounting statements;

b. attend the meetings of the Board of Directors or of the Executive Board that resolve on the matters on which it should comment (numbers II, III and VII);

c. request the independent auditors, through any of its members, to provide clarifications or information, as well as investigate specific facts;

d. provide information on matters within its competence to the shareholder or group of shareholders representing at least five percent (5%) of the capital stock, whenever requested;

e. ask, with justification, questions to be answered by an expert in order to investigate facts as necessary for the performance of its duties and  request the Executive Board to indicate, for this purpose, within a maximum of thirty days, three experts, who may be individuals or legal entities, with recognized knowledge in the area in question, from which the Fiscal Council will choose one, whose fees will be paid by the Company;

f. request the Management Bodies to provide information and documents considered indispensable for the performance of its duties; and

g. perform other legal duties inherent in the function of Fiscal Council Member, and resolve on its Internal Charter.

Chapter IX – Duties and Responsibilities

Article 20. The Fiscal Council must perform its duties in a legal, ethical, transparent and professional manner, as well as know and comply with the obligations set forth in the applicable Legislation, B3’s Novo Mercado Rules, the Bylaws, this Internal Charter and SABESP’s Code of Conduct and Integrity and Institutional Policies.

Article 21. The members of the Board will use a suitable form to report any changes in their shareholding positions in the Company, as provided for by the Brazilian Securities Commission (CVM) and the Stock Exchanges where the securities issued by the Company are admitted to trading.

Article 22. The members of the Fiscal Council have the same duties as the members of the Board of Directors, set forth in Articles 153 to 156 of Law 6,404/1976 and are liable for damages resulting from failure to perform their duties, from fraudulent acts, from acts for which they are at fault, or from acts in violation of the law or the Bylaws.

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FISCAL COUNCIL INTERNAL CHARTER

FISCAL COUNCIL INTERNAL CHARTER

Paragraph 1. The members of the Fiscal Council will perform their duties in the Company's sole interest. Any action intended to cause harm to the Company, or its shareholders or managers, or to obtain advantages to which one is not entitled for oneself itself or for others, and which results or may result in loss for the Company, its shareholders or managers will be considered an abuse of power.

Paragraph 2. The members of the Fiscal Council are not liable for the unlawful acts of other members, unless they are conniving with them or help them commit the act.

Paragraph 3. The members of the Fiscal Council are jointly and severally liable for failure to perform their duties, but dissenting members will be exempt from it if their disagreement is recorded in the minutes of the meeting and reported to the management bodies and to the General Shareholders’ Meeting.

Paragraph 4. In situations that involve a conflict of interest with the Company or a particular interest in the matter, the members of the Fiscal Council are responsible for informing the Company of their impediment, refraining from intervening in the matter under discussion, recording the fact in the minutes of the meeting, and abstaining from participating in the discussions.

Article 23. At the time of their investiture or reelection, resignation or removal from office, members of the Fiscal Council are obliged to submit a declaration of assets.

Chapter XI - Miscellaneous

Article 24. When elected, members of the Fiscal Council must sign a Confidentiality Agreement with the Company, undertaking not to disclose confidential information during and after the exercise of their duties in the Fiscal Council, except when required in order to fulfill legal obligations.Article 25. The Fiscal Council must maintain a close and productive relationship with Sabesp in order to fulfill its legal duties. The spirit of cooperation should endeavor to maintain the necessary flow of information and safeguard the interests of the Company and its shareholders, while ensuring the independence of the Fiscal Council with respect to any other Sabesp bodies.

Article 25. The Fiscal Council must maintain a close and productive relationship with Sabesp in order to fulfill its legal duties. The spirit of cooperation should endeavor to maintain the necessary flow of information and safeguard the interests of the Company and its shareholders, while ensuring the independence of the Fiscal Council with respect to any other Sabesp bodies.

Article 26. It will be incumbent upon the Fiscal Council to resolve any doubts regarding this Internal Charter, as well as to make any necessary amendments hereto.

Sole Paragraph. The cases not covered will be solved jointly by the members of the Fiscal Council.

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FISCAL COUNCIL INTERNAL CHARTER

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 28, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.